Exhibit 99.1

ASX/News Release

AVITA Medical Names David McIntyre as Chief Financial Officer

•	Appointment Enhances Executive Leadership Team as AVITA Medical Broadens Access to Investors and Continues Growth Trajectory

•	Interim CFO Tim Rooney Remains with Company as Chief Administrative Officer

Valencia, Calif., USA, and Melbourne, Australia, 18 November 2019 — AVITA Medical (ASX: AVH, NASDAQ: RCEL), a regenerative medicine company with a technology platform positioned to address unmet medical needs in therapeutic skin restoration, announced today the appointment of David McIntyre as Chief Financial Officer (CFO) effective November 18, 2019. Mr. McIntyre will assume responsibility for overseeing the global finance and investor relations functions and will be based in AVITA’s Valencia office in California. Interim CFO Tim Rooney will continue in his role as AVITA Medical’s Chief Administrative Officer with responsibility for global operations and supply chain management, program management, human resources, and information technology.

“David’s extensive background in global finance, operations and law, in combination with his experience as a senior executive and corporate advisor with life sciences and device companies listed on multiple stock exchanges, strengthens our leadership team at a pivotal time,” said Dr. Mike Perry, AVITA Medical’s Chief Executive Officer. “I want to thank Tim for his service as interim CFO and am delighted to have David on board as we position the company for continued growth, building on the successful U.S. commercial launch of the RECELL® System and further developing our pipeline across multiple indications.”

A seasoned executive with more than 20 years of experience, Mr. McIntyre has served in senior financial, legal and operational roles across multinational and growth-stage entities. Most recently, Mr. McIntyre served as a Partner with Apple Tree Partners (ATP), a multibillion-dollar venture capture and growth equity fund focussed exclusively on life sciences. At ATP Mr. McIntyre was responsible for ATP’s medical device portfolio, together with various operating and Board functions, including acting as Executive Vice President, Chief Financial Officer and Head of Technical Operations at Braeburn, Inc.

Prior to ATP, Mr. McIntyre was Executive Vice President, Chief Financial Officer and Chief Operating Officer at HeartWare® International, Inc. (previously ASX:HIN; NASDAQ: HTWR) where he oversaw HeartWare’s financial, supply chain and operating functions as it transitioned from pre-clinical stage through commercialization across more than 20 countries. Prior to HeartWare, Mr. McIntyre practiced as a senior attorney in private practice specializing in corporate, mergers and acquisitions and equity capital markets with Baker & McKenzie and KPMG as well as holding various senior financial roles in multi-national companies, including within the Rio Tinto Group of companies.

Mr. McIntyre holds a Bachelor of Economics (Accounting) from the University of Sydney (Australia), a Bachelor of Law from the University of Technology, Sydney (Australia) and a Master of Business Administration (Fuqua Scholar) from Duke University. He is also a Certified Practicing Accountant (CPA) and is admitted as a Legal Practitioner of the Supreme Court of New South Wales (in Australia).

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ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing REGENERATIVE EPIDERMAL SUSPENSION™ (RES™), an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. Burn Centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE - RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward-looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media	Investors:
Sam Brown, Inc.	Westwicke Partners
Christy Curran	Caroline Corner
Phone +1 615 414 8668	Phone +1 415 202 5678
christycurran@sambrown.com	caroline.corner@westwicke.com

O.U.S Media
Monsoon Communications
Rudi Michelson
Phone +61 (0)3 9620 3333
Mobile +61 (0)411 402 737
rudim@monsoon.com.au

PR 20191118